Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Plan year ended December 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number ______


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         BANKATLANTIC SECURITY PLUS PLAN
                      BankAtlantic, A Federal Savings Bank
                              1750 E. Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

                        S.E.C. Registration No. 333-82489


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                           BankAtlantic Bancorp, Inc.
                             1750 East Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

BankAtlantic Security Plus Plan


                                TABLE OF CONTENTS


                              FINANCIAL STATEMENTS


                                                               Page Reference
                                                               --------------


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits as
  of December 31, 2000 and 1999 . . . . . . . . . . . . . . . . . .    1


Statement of Changes in Net Assets Available for Plan
  Benefits for the Year Ended December 31, 2000 . . . . . . . . . .    2


Notes to Financial Statements . . . . . . . . . . . . . . . . . . .    3-9


Supplemental Schedule as of December 31, 2000, as follows:

        Schedule of Assets Held for Investment Purposes
          at Year End  . . . . . . . . . . . . . . . . . . . . . .    10

Independent Auditors' Consent  . . . . . . . . . . . . . . . . . .    11






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the BankAtlantic Savings Plus Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    BANKATLANTIC SECURITY PLUS PLAN


Date:  June 28, 2001                By:  /s/Lewis Sarrica
                                         ---------------------------
                                         Lewis Sarrica, Trustee

                          INDEPENDENT AUDITORS' REPORT



Board of Trustees
BankAtlantic Security Plus Plan
Fort Lauderdale, Florida


     We have audited the accompanying statements of net assets available for plan benefits of the BankAtlantic Security Plus Plan (the "Plan"), as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits of the Plan for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 /s/ KPMG LLP
------------------------
Fort Lauderdale, Florida
June 28, 2001

BankAtlantic Security Plus Plan



              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2000 AND 1999





                                                       2000          1999
                                                    ----------    ----------
Assets
Investments:
  Short-term money market instruments ..........   $   911,263   $   791,200
  BankAtlantic Bancorp Inc. Class A common stock     1,053,503       307,549
  Mutual funds . ...............................    16,814,742    16,174,379
  Participant loans receivable .................       644,114       563,957
                                                   -----------   -----------
     Total investments .........................    19,423,622    17,837,085

Employer contributions receivable ..............     1,134,119       220,503
                                                   -----------   -----------
     Net assets available for plan benefits ....   $20,557,741   $18,057,588
                                                   ===========   ===========







                 See accompanying notes to financial statements.

BankAtlantic Security Plus Plan



         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000




Additions to net assets attributed to:
  Investment income:
    Net depreciation  in fair value of investments ........   $ (1,342,814)
    Dividends .............................................      1,979,050
    Interest ..............................................         52,467
                                                              ------------
      Net investment income ...............................        688,703
                                                              ------------
Contributions:
  Employer contributions ..................................      1,134,119
  Employee contributions ..................................      2,487,172
  Rollovers ...............................................        886,565
                                                              ------------
    Total Contributions ...................................      4,507,856
                                                              ------------
    Total additions .......................................      5,196,559
                                                              ------------
Deductions from net assets attributed to:
  Benefits paid to plan participants ......................      2,696,406
                                                              ------------
Net Increase ..............................................      2,500,153
 Net assets available for plan benefits - beginning of year     18,057,588
                                                              ------------
Net Assets Available For Plan Benefits - End of Year ......   $ 20,557,741
                                                              ============






                 See accompanying notes to financial statements.

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 1:   DESCRIPTION OF PLAN

          On May 1, 1987, BankAtlantic, a Federal Savings Bank, (the "Employer" or the "Company") established the BankAtlantic Security Plus Plan (the "Plan"). The following description of the Plan provides general information only. Readers should refer to the Plan agreement for more complete information.

          GENERAL

          The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

          The Plan Administrator is the BankAtlantic Board of Trustees.

          ELIGIBILITY OF PARTICIPANTS

          The Plan covers substantially all employees of BankAtlantic and subsidiaries. Participation occurs on the January 1, April 1, July 1 or October 1, after the completion of three months of service.

          PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and the Company's contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          VESTING

          Vesting Service

          Vesting service is the number of Plan years, beginning with the participant's date of hire, in which the participant accrued 1,000 or more service hours.

          Vesting Percentage

          Participant contributions are 100% vested. Matching contributions are 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting occurs upon death, disability, plan termination or attainment of age 65.

          CONTRIBUTIONS

           a.  Basic Tax-Deferred Matched Contributions

               Participants are permitted to contribute not less than 2% nor more than 6% of compensation. Percentage may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two (2) weeks advance notice is given.

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


           b.  Supplemental Tax-Deferred Contributions

               In addition, participants are permitted to contribute in excess of 6% up to 20% of compensation, not to exceed $10,500 and
               $10,000 at December 31, 2000 and 1999, respectively. For employees that fall within the highly compensated category, maximum contributions are 6% and 10% of salary at December 31, 2000 and 1999, respectively. Percentage may be changed once each quarter to become effective the first pay period following either January 1, April 1, July 1 or October 1, if at least two (2) weeks advance notice is given.

           c.  Definition of Compensation

               This represents compensation actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and excluding any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Additionally, auto allowances and referral fees are also excluded from compensation. Compensation for purposes of this Plan is limited to $170,000 and $160,000 in 2000 and 1999, respectively.

           d.  Rollover Contributions

               Participants are permitted to transfer funds from another qualified plan and trust which represents a qualifying rollover distribution under the applicable provisions of the Internal Revenue Code.

          EMPLOYER-MATCHING

          In 1999, the Plan's Board of Trustees had the authority to match participant contributions up to 15% of the first 4% of contributions and an additional match of 10% of the first 4% of contributions would occur based on the discretion of the BankAtlantic Board of Trustees. In 1999 the Board of Trustees granted an additional 10% of contributions.

          Effective  January  1,  2000,  the  Board of  Trustees  increased  the
          employer   contribution  match  to  100%  of  the  first  4%  of  each participant's contribution.

          Participants that were employed by the Company at December 31, 2000 and 1999 received employer- matching contributions as described above.

          ELIGIBILITY FOR DISTRIBUTION

          Participants' vested interest from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or over a period not exceeding ten
          (10) years.  On termination  of service,  if a  participant's  account
          balance  is  greater  than  $200,  a  participant's   account  may  be
          distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Participants may delay receiving benefits until attainment of age 65. Terminated participants whose account balance is less than $200 receive automatic distributions. As of December 31, 2000 and 1999, amounts allocated to accounts of terminated persons who have not yet been paid totaled $799,096 and $699,852, respectively.

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


          FORFEITURES

          At a participant's termination date, the aggregate amount of employer contributions not vested is placed in his or her forfeiture account. The amount in the forfeiture account is the amount forfeited at the end of the Plan year in which the first of the following events occurs: (1) the participant receives a lump sum distribution of all amounts to which he or she is entitled from the Plan; and (2) the participant incurs five one-year breaks-in-service. Such amounts forfeited are used to reduce the employer's future contributions. At December 31, 2000 and 1999 forfeited non vested accounts available to reduce future employer contributions totaled $21,462 and $16,803, respectively.

          INVESTMENT AND EARNINGS

          Participants may elect to invest all pre-tax and rollover contributions within the various funds of the American Funds Group. Investment elections can be changed on January 1, April 1, July 1 or October 1 with two (2) weeks written notice. Earnings are allocated quarterly in proportion to the participants' weighted average account balances during the period.

          LOANS

          A participant can borrow an amount of not less than $500 nor in excess of 50% of the vested portions of the account as of the date on which the loan is approved. The amount of the loan is limited to the lesser of: 1) one-half of the participant's vested account balance; or 2) $50,000 reduced by the excess of the participant's highest outstanding balance of loans from the Plan during the one-year period before the date of the loan. Loan transactions are treated as a transfer to
          (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

          HARDSHIP WITHDRAWAL

          A participant can withdraw from the plan, part or all of his contributions for a financial hardship. The trustees shall determine what portion or all of such account balance is necessary to alleviate the hardship. A financial hardship must be for one of the reasons specified below:

          1. Medical expense incurred by the Participant, the Participant's spouse, or any dependents of the Participant;

          2.   The  purchase   (excluding  mortgage  payments)  of  a  principal
               residence of a Participant;

          3. Tuition for the next semester or quarter of post secondary education for the Participant, his or her spouse, children, or dependents of the Participant; or

          4. The need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant's principal residence.

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual basis.

          ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

          ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid directly by the Employer and are not included in the accompanying financial statements.

          INVESTMENTS

          Short-term money market instruments are stated at cost, which approximates fair value. Mutual funds and BankAtlantic Bancorp, Inc. Class A common stock are valued at quoted market prices, which represent the fair value of the securities. Participant loans receivable are stated at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments. Dividends on mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

          BENEFITS

          Benefits are recorded when paid.

          NEW ACCOUNTING PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 as amended by SFAS No. 137 and 138, requires that an entity recognize all derivatives and measure those instruments at fair value. The Plan adopted the above accounting standard on January 1, 2001. SFAS No. 133 did not have a material impact on the Plan's financial statements.

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 3:   INVESTMENTS

          The Plan held the following investments whose aggregate estimated fair value equaled or exceeded 5% of the Plan's net assets at December 31, 2000 and 1999:
                                                     2000        1999
                                                  ----------  -----------
             The Growth Fund of America .......   $7,451,979  $ 6,889,030
             Washington Mutual Investors Fund..    5,452,286    6,222,332
             American Balanced Fund ...........      992,933      873,028
             EuroPacific Growth Fund ..........    1,362,714    1,231,651
             BankAtlantic Bancorp Inc. Class A
               common stock ...................    1,053,503      307,549


          During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,342,814, as follows:


            Mutual Funds .................................   $1,204,879
            BankAtlantic Bancorp Inc. Class A common stock      137,935
                                                             ----------
            Net depreciation in fair value of investments.   $1,342,814
                                                             ==========

          The number of participants' accounts in each of the funds at December 31, 2000 and 1999 were as follows:

                                                       2000   1999
                                                       ----   ----
                American Balanced Fund ..............   282   318
                The Growth Fund of America ..........   758   669
                U.S. Government Securities Fund .....   184   212
                Washington Mutual Investors Fund ....   674   755
                Cash Management Trust of America Fund   179   174
                EuroPacific Growth Fund .............   470   349
                Small Cap Fund ......................   220   133
                Capital World Bond Fund .............     0    34
                Bond Fund of America ................    52    45
                BankAtlantic Bancorp Inc. Class A
                 common stock .......................   205   184
                Fundamental Investors ...............   103     0
                The New Economy Fund ................   158     0
                New Perspective Fund ................   119     0
                New World Fund ......................    35     0

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE 4:   PLAN  TERMINATION

          While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.


NOTE 5:   TAX STATUS

          The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under
          Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

          Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.


NOTE 6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The Department of Labor Regulations requires benefits payable to participants to be accrued on Form 5500, Annual Return of Employee Benefit Plans, but benefits payable to participants are not accrued for financial statements prepared in conformity with accounting principles generally accepted in the United States of America.

          The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                           December 31,
                                                    --------------------------
                                                        2000           1999
                                                     ----------     ----------
           Net assets available for Plan benefits
             per the financial statements .......   $20,557,741    $18,057,588
           Amounts allocated to withdrawing
             participants .......................      (799,096)      (699,852)
                                                     ----------    -----------
           Net assets available for benefits per
             Form 5500 ..........................   $19,758,645    $17,357,736
                                                     ===========   ============

BankAtlantic Security Plus Plan

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


          The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2000 to Form 5500:

                Benefits paid to participants per the financial
                  statements ..................................  $ 2,696,406
                Add:  Amounts allocated to withdrawing
                      participants at December 31, 2000 .......      799,096
                Less: Amounts allocated to withdrawing
                      participants at December 31, 1999 .......     (699,852)
                                                                 -----------
                Benefits paid to participants per Form 5500 ...  $ 2,795,650
                                                                 ===========

         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.


Note 7:   RELATED PARTY TRANSACTIONS

          Effective January 1, 1999, the Plan's investment options included BankAtlantic Bancorp, Inc. Class A common stock. BankAtlantic, the Plan's sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. During the years ended December 31, 2000 and 1999 the plan purchased 206,398 and 74,530 shares of BankAtlantic Bancorp Class A common stock for $883,979 and $531,035, respectively.

                             FORM 5500, SCHEDULE H
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
                             AS OF DECEMBER 31, 2000

                                                                             Number of
                                           Description of Investment          Shares,
           Identity of                 Including Maturity Date, Rate of       Units or
     Issue, Borrower, Lessor                       Interest,                 Principal          Current
         or Similar Party              Collateral, Par or Maturity Value      Amounts            Value
----------------------------------  --------------------------------------  -----------      -------------
The American Funds Group             The Growth Fund of America                 275,184      $   7,451,979
The American Funds Group             U.S. Government Securities Fund             44,488            583,686
The American Funds Group             Washington Mutual Investors Fund           187,816          5,452,286
The American Funds Group             EuroPacific Growth Fund                     43,468          1,362,714
The American Funds Group             American Balanced Fund                      64,184            992,933
The American Funds Group             Smallcap World Fund                         14,466            401,865
The American Funds Group             Capital World Bond Fund                          0                  0
The American Funds Group             Bond Fund of America                         2,322             29,704
The American Funds Group             Fundamental Investors                        4,952            154,293
The American Funds Group             New Economy Fund                             9,135            202,260
The American Funds Group             New Perspective                              6,890            165,696
The American Funds Group             New World Fund                                 787             17,326
                                                                                             -------------
Subtotal Mutual Funds                                                                           16,814,742

The American Funds Group             Cash Management Trust of America                              911,263
BankAtlantic Bancorp, Inc. *         Class A common stock                       280,928          1,053,503
Loans to participants of the Plan    Rates change quarterly                                        644,114
                                                                                             -------------
Total assets held for investment                                                             $  19,423,622
                                                                                             =============

* BankAtlantic,  the plan sponsor,  is a wholly owned subsidiary of BankAtlantic
Bancorp, Inc.
